January 3, 2007

Via EDGAR

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Re:	Orleans Homebuilders, Inc. (the “Company”)
Form 10-K for the year ended June 30, 2006
Form 10-Q for the period ended September 30, 2006
File No. 1-6830

Dear Mr. Cash:

This letter responds to the comments in your letter to the Company dated December 15, 2006. The comments in your letter relate to the Company’s Form 10-Q for the period ended September 30, 2006.

Changes in the Housing Market

1.               We note your response to the first bullet point of our prior comment 1. Please refer to paragraphs 10(b) and 11 of SFAS 34. Based on your response, it is unclear to us how you determined that it was appropriate to continue to capitalize interest related to those parcels of land for which you have suspended activities. Please explain this to us in more detail, with references to the specific accounting literature that you relied upon.

Response: The Company has reviewed paragraph 10(b) of SFAS 34 which indicates interest shall not be capitalized on assets that are not being used in the earning activities of the enterprise. In addition, the Company has reviewed paragraph 11 of SFAS 34 which indicates that land that is not undergoing activities necessary to prepare it for its intended use is not a qualifying asset. The Company is complying with both of these paragraphs of SFAS 34. The Company is relying upon paragraph 13 of SFAS 34 whereby, “The amount capitalized in an accounting period shall be determined by applying interest rates (“the capitalization rate”) to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. If an enterprise’s financing plans associate a specific new borrowing with a qualifying asset, the enterprise may use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset that does not exceed the amount of that borrowing. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with the asset, the capitalization rate to be applied to such excess shall be a weighted average of the rates applicable to other borrowings of the enterprise.”

When capitalizing interest for the period, the Company excludes assets that do not qualify for capitalization. The Company then capitalizes interest incurred for the period to the average outstanding accumulated expenditures for the qualifying assets during the period. The Company ensures that the capitalization rate used is based on and does not exceed the rate applicable to its outstanding borrowings during the period. In addition, the Company ensures that the total amount of interest cost capitalized does not exceed the total amount of interest cost incurred in that period (see paragraph 15 of SFAS 34).

2.               We note your response to the second bullet point of our prior comment 1. We read that your Orlando, Palm Coast and Palm Bay markets combined are considered one reporting unit for purposes of goodwill impairment testing. Please explain to us in more detail how you determined that these markets are one reporting unit under SFAS 142. In this regard, we note paragraphs 30 and 34-35 of SFAS 142. Your response should specifically address whether management reviews discrete financial information for each of these markets. If so, we would struggle to understand how you determined that it was appropriate to aggregate these markets under paragraph 30 of SFAS 142 since these markets clearly have different results and trends

Response: Per paragraph 30 of SFAS 142, “A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.” Regarding paragraph 30 of SFAS 142, the Company does not have discrete financial information available for Orlando, Palm Coast or Palm Bay; the Company has financial information and segment management data available for the entire Florida region as a whole. The Company does not internally report on the financial results of operations separately for Orlando, Palm Coast or Palm Bay. In addition, the Company has a division manager responsible for the entire Florida region (reference paragraph 14 of SFAS 131); the Florida region is not managed internally as three separate market places. As for paragraphs 34 and 35 of SFAS 142, since the Company does not view the Orlando, Palm Coast and Palm Bay markets as separate reporting units, the Company has not allocated goodwill individually to any of these markets. Considering the facts above, the Company believes its allocation and impairment review to be appropriate.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the above fully responds to your questions and comments. If you have any additional questions or comments, please contact me at your earliest convenience.

Sincerely,

James W. Thompson

Acting CFO